UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUMMIT HEALTHCARE REIT, INC.
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Name of Issuer)

SHARES OF COMMON STOCK
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Title of Class of Securities)

none or unknown
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(CUSIP Number)

February 9, 2021
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d‑1(b)

        [X]     Rule 13d‑1(c)

        [ ]     Rule 13d‑1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

MPF Badger Acquisition Co., LLC
MacKenzie Realty Capital, Inc.
MPF Income Fund 26, LLC
SCM Special Fund 3, LP
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
2)   Check the Appropriate Box  (a)  [   ]
     if a Member of a Group
     (See Instructions)  (b)  [X]

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

3)   SEC Use Only

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

4)   Citizenship or Place of Organization

       Reporting Person Citizenship or State

California, except MacKenzie Realty Capital, Inc., which is a Maryland corporation

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Number of Shares
Beneficially Owned
by Each Reporting
Person with:

(5) Sole Voting Power

1,691,157.1936

(6)  Shared Voting Power

0

(7)  Sole Dispositive Power

1,691,157.1936

(8)  Shared Dispositive Power

0

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person

1,691,157.1936*

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

10)  Check if the Aggregate Amount                                          [   ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

11)  Percent of Class Represented
     by Amount in Row 9                                                         7.3%

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

12)  Type of Reporting Person
     (See Instructions)

OO

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Item 1.
‑‑‑‑‑‑

     (a) and (b) The name of issuer as to whose securities this statement relates is Summit Healthcare REIT, Inc. (the "Issuer") a Maryland corporation.  Its principal business address is 2 South Pointe Drive, Suite 100, Lake Forest, CA 92630.

Item 2.
‑‑‑‑‑‑‑

     (a‑c) The reporting persons are organized under the laws of the State of California, except MacKenzie Realty Capital, Inc., which is a Maryland corporation.  The principal address of the Reporting Persons is 89 Davis Road, Suite 100, Orinda, CA 94563

(d‑e)  The subject securities are the issuer's shares of common stock.

Item 3. If this statement is filed pursuant to Rules  13d‑1(b),  or 13d‑2(b) or (c) check whether the person filing is a:
‑‑‑‑‑‑

         (a‑j) Not applicable.

Item 4.  Ownership.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑

*MacKenzie Capital Management, LP (or one of its affiliates) is the manager or general partner of each of the entity Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares.  MCM Advisers, LP (an affiliate of MacKenzie Capital Management, LP) is the investment adviser to MacKenzie Realty Capital, Inc. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares pursuant to Rule 13d-4

Item 5.  Ownership of Five Percent or Less of a Class.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-------------
         Acquired the Security Being Reported on By the Parent Holding
         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑----------------
         Company.
         ‑‑‑‑‑‑‑-----

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
          Not applicable.

Item 9.   Notice of Dissolution of Group.
‑‑‑‑‑‑    ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

          Not applicable.

Item 10.  Certification.
‑‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2021

MPF Badger Acquisition Co., LLC
MacKenzie Income Fund 27, LLC
MPF Income Fund 26, LLC
By: MacKenzie Capital Management, LP, Manager

By:  _______________________________________
Chip Patterson, Managing Director

SCM Special Fund 3, LP

By:  _______________________________________
Chip Patterson, Managing Director of SCM-GP, LLC, General Partner

MacKenzie Realty Capital, Inc.
By:  _______________________________________
Chip Patterson, Secretary